UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 53048/January 3, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12061

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In the Matter of   :
                                        :   ORDER MAKING FINDINGS
AIRCHARTER EXPRESS, INC.   :   AND REVOKING REGISTRATION
                                          :   BY DEFAULT
                                          :

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 30, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). On November 3, 2005, AirCharter was served with the OIP. See 17 C.F.R. § 201.141. AirCharter's Answer was due within ten days of service. OIP at 2. To date, AirCharter has not filed its Answer. Further, a representative of AirCharter did not attend the telephonic prehearing conference I held on November 30, 2005.

On December 2, 2005, I ordered AirCharter to show cause by December 14, 2005, why it should not be held in default and why the registration of its securities should not be revoked. AirCharter has failed to show such cause or file any response to that order. On December 21, 2005, the Division of Enforcement filed a motion requesting entry of a default order against AirCharter. AirCharter has not opposed that motion.

AirCharter is in default for failing to answer the OIP, respond to a dispositive motion, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

AirCharter, formerly New Wave Windmills, Inc., was a Nevada corporation based in Fort Lauderdale, Florida. The company's incorporation with the Nevada Secretary of State was revoked in November 2004. Its common stock symbol (ACHT) is quoted on the pink sheets on an unsolicited basis. The company has a class of equity securities that was registered with the Commission on November 3, 2003, pursuant to Section 12(g) of the Exchange Act. It is required to file periodic reports pursuant to Section 13(a) of the Exchange Act.

AirCharter has not filed a periodic report since it filed a Form 10-KSB for the period ending December 31, 2003. This last filing reported a cash balance of $7,748. The company filed a Form 15-12G on August 2, 2004, to terminate its registration status under the Exchange Act. On February 8, 2005, the Commission's Division of Corporation Finance informed AirCharter that the termination was ineffective because it had not certified that it had less than 500 holders of record as required by Exchange Act Rule 12g-4(a)(1).

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g) of the Exchange Act. Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

AirCharter has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. In view of the above, I find that it is necessary and appropriate for the protection of investors to revoke the registration of each class of AirCharter's securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the securities of AirCharter Express, Inc., is hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge